AMENDMENT

CM



07001788

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT (A)
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45416

APR 17 2007

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST Island Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8843 SE 77th Place
(No. and Street)

MERCER Island (City) WA (State) 98040 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 17 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH C. WANG, CPA 425-576-8450
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KCW Accountancy Corporation
(Name — if individual, state last, first, middle name)

10711 124th Avenue NE Kirkland, WA. 98033
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
B
MAY 24 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays...

CW

OATH OR AFFIRMATION

I, Thomas R. Ulie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Island Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


TROY FOX
COMMISSION EXPIRES
NOTARY
PUBLIC
APRIL 8, 2009
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Island Capital, Inc.

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2006

Shareholder's equity represented by independent auditor	$ 176,051
Less non-allowable assets:	13,567
Computation of net capital	$ 162,484
Basic net capital requirement:	
Net capital as above	$ 162,484
Minimum net capital required ($5,000 for brokers who do not Generally carry customer's accounts)	5,000
Excess net capital before haircuts on other securities	157,484
Less, haircuts on other securities	(540)
Excess net capital	$156,944

First Island Capital, Inc.

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17A-5(d)(4) and 15c3-1

December 31, 2006

Net capital as reported by the Company Focus Report Part IIA	$ 162,457
Independent auditor's adjustments:	
Increase in prepaid expense	1,000
Increase in income tax payable	(1,513)
Net capital after adjustments	161,944
Add haircuts on other securities taken	540
Reconciled net capital	$ 162,484

END